Chunghwa Telecom Announces Appointment of Bo Yung Chen as Senior Executive Vice President and Chief Financial Officer

Taipei, Taiwan, R.O.C. May 13th, 2014 - Chunghwa Telecom Co., Ltd. (“CHT”, “Chunghwa Telecom” or the “Company”, TAIEX: 2412, NYSE: CHT) today announced that its Board of Directors has appointed Mr. Bo Yung Chen as Senior Executive Vice President and Chief Financial Officer of Chunghwa Telecom, effective May 15th .

Mr. Chen most recently served as Vice President and Chief Financial Officer of TSMC Solid State Lighting and TSMC Solar since 2012. From 2008 to 2011, he served as General Manager of Operations and Chief Financial Officer of Ralink Technology, where he was responsible for completing the merger and acquisition with Trendchip Technology and Media Tech. From 2002 to 2008, he served as Senior Vice President and Chief Financial Officer of Silicon Integrated Systems. From 1996 to 2002, he was a vice president of Corporate Finance Division of Citibank. Mr. Chen holds a MBA degree from University of Pittsburgh and a bachelor’s degree in international trade from National Taiwan University.

“We are excited to welcome Bo Yung to the Chunghwa Team. His outstanding ability and robust experience will help Chunghwa Telecom to enhance its performance in the areas of finance, accounting and investment going forward.” stated Dr. Lih-Shyng Tsai, Chairman and CEO of Chunghwa Telecom.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. Chunghwa provides fixed line, mobile, broadband access, and internet services. The Company also provides information and communication technology services to corporate customers.

For inquiries: Fu-fu Shen Investor Relations +886 2 2344 5488 chtir@cht.com.tw